WENDCHARLES I, LLC
FINANCIAL STATEMENTS- INCOME TAX BASIS
DECEMBER 25, 2016 AND DECEMBER 27, 2015

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

ADMIN@VRONAVANSCHUYLERCPA.COM

WWW.VRONAVANSCHUYLERCPA.COM

TEL: 516-670-9479 FAX: 516-670-9477

240 LONG BEACH ROAD
ISLAND PARK, NY 11558-1541

232 MADISON AVE., 3RD FL
NEW YORK, NY 10016-2901

To the Members
Wendcharles I, LLC
27 Central Ave.
Cortland, NY 13045

We have reviewed the accompanying financial statements of Wendcharles I, LLC which comprise the statement of assets, liabilities and members' capital—income tax basis as of December 25, 2016 and December 27, 2015, and the related statements of revenues and expenses—income tax basis, changes in members' capital—income tax basis and cash flows—income tax basis for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the basis of accounting the company uses for income tax purposes; this includes determining that the basis of accounting the company uses for income tax purposes is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the income tax basis of accounting. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the basis of accounting the company uses for income tax purposes.

February 1, 2017

Basis of Accounting

We draw attention to Note 1B of the financial statements, which describes the basis of accounting. The financial statements are prepared in accordance with the basis of accounting the company uses for income tax purposes, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

Vrona & Van Schuyler CPAs, PLLC

Certified Public Accountants

February 1, 2017

Wendcharles I, LLC
Statements of Assets, Liabilities and Members' Capital - Income Tax Basis
December 25, 2016 and December 27, 2015

ASSETS

	2016	2015
Current Assets:		
Cash - (Note 1I)	$ 1,065,731	$ 865,250
Inventories - (Note 1C)	63,631	64,769
Prepaid expenses and other current assets	-	6,414
Total Current Assets	1,129,362	936,433
Property and Equipment, net of accumulated depreciation (Notes 1D and 2)	791,097	560,957
Others Assets:		
Goodwill, net of accumulated amortization of $646,810 in 2016 and $491,576 in 2015. - (Note 1E)	905,546	983,163
Technical Assistance Fee, net of accumulated amortization of $63 in 2016 and $0 in 2015. - (Note 1F)	3,687	-
Deposits	11,190	11,190
Total Other Assets	920,423	994,353
TOTAL ASSETS	$ 2,840,882	$ 2,491,743

LIABILITIES AND MEMBERS' CAPITAL

	2016	2015
Current Liabilities		
Current maturities of long-term debt - (Note 3)	$ 58,629	$ 64,925
Accounts Payable, accrued expenses, and taxes payable - (Note 1L)	761,680	758,509
Total Current Liabilities	820,309	823,434
Long-term liabilities:		
Deferred rent credit	7,417	8,417
Long-term debt, less current maturities - (Note 3)	384,360	145,873
Total Long-term liabilities	391,777	154,290
Total Liabilities	1,212,086	977,724
Commitments & Contingencies - (Notes 3, 4, 5 and 7)	-	-
Members' Capital - (Notes 1A, 5 and 6B)	1,628,796	1,514,019
TOTAL LIABILITIES & MEMBERS' CAPITAL	$ 2,840,882	$ 2,491,743

See independent accountants' review report and notes to the financial.

Wendcharles I, LLC
Statements of Revenue and Expenses - Income Tax Basis
For the Years Ended December 25, 2016 and December 26, 2015

	2016	2015
Sales - net	$ 11,297,270	$ 10,870,897
Cost of Sales - net	3,098,083	3,166,937
Gross Profit	8,199,187	7,703,960
Labor Expenses	3,328,850	3,246,489
Store Operating and Occupancy Expenses	2,044,487	1,976,089
General and Administrative Expenses	643,350	702,124
Advertising Expenses - (Notes 4A)	537,367	546,318
Royalty Expense - (Note 4A)	449,015	434,836
Depreciation & Amortization - (Notes 1D, 1E and 1F)	508,439	210,954
Interest Expense - (Note 3)	42,290	42,512
Total Operating Expenses	7,553,798	7,159,322
Operating Income	645,389	544,638
Gain / (Loss) on sale (disposal) of Assets	(50,555)	(3,487)
Interest & Other Income	14,283	17,068
Excess (deficiency) of Revenues over expenses	$ 609,117	$ 558,219

Wendcharles I, LLC
Statement of Changes in Members' Capital - Income Tax Basis
For the Years Ended December 25, 2016 and December 25, 2015

Members' Capital (deficit) December 28, 2014	$ 1,224,610
Excess of Revenues over expenses for the year ended Dcember 27, 2015	558,219
Redemption of Members' interest	(109,000)
Capital Contribution, December 27, 2015	5,000
Distributions paid to Members	(164,810)
Members' Capital (deficit) December 27, 2015	1,514,019
Excess of Revenues over expenses for the year ended December 25, 2016	609,117
Distributions paid to Members	(494,340)
Members' Capital (deficit) December 25, 2016	$ 1,628,796

Wendcharles I, LLC
Statements of Cash Flows - Income Tax Basis
For the Years Ended December 25, 2016 and December 27, 2015

	2016	2015
Cash Flows for Operating Activities:		
Excess (deficiency) of revenues over expenses	$ 609,117	$ 558,219
Adjustments to reconcile net Cash Provided by Operating Activities		
Depreciation / Amortization	508,439	210,954
(Gain) / Loss on (sale) / disposal of assets	50,555	3,487
Increase (decrease) in cash attributed to changes in Assets & Liabilities		
Decrease (Increase)in inventories	1,138	(12,883)
Decrease (Increase) in prepaid expenses & other current assets	(40,031)	2,063
Increase (decrease) in accounts payable & accrued expenses and taxes	2,171	1,231
Total Adjustments	522,272	204,852
Net Cash Provided by Operating Activities	1,131,389	763,071
Cash Flows from Investing Activities:		
Capital Expenditures, tangible & intangible	(668,759)	(79,044)
Net Cash Provided by Investing Activities	(668,759)	(79,044)
Cash Flows from Financing Activities:		
Redemption of members' interest	-	(109,000)
Repayments of note payable	(67,809)	(61,380)
Proceeds from Long Term Debt	300,000	-
Members' distributions	(494,340)	(164,810)
Members' capital contributions	-	5,000
Net Cash Provided by Financing Activities	(262,149)	(330,190)
Net Increase (Decrease) in Cash	200,481	353,837
Cash, beginning of Year	865,250	511,413
Cash, End of Year	$ 1,065,731	$ 865,250
Supplemental Information:		
Interest Paid During the Year	$ 42,301	$ 42,713

Wendcharles I, LLC
Notes to the Financial Statements
December 25, 2016 and December 27, 2015

Note 1 - Summary of Significant Accounting Policies

(A) The Company:

Wendcharles I, LLC was formed on June 24, 2008 pursuant to the South Carolina Code of Laws to acquire, own and operate eleven existing Wendy's Old Fashioned Hamburger Restaurants in the Charleston, South Carolina metropolitan area. As part of the same overall transaction, another South Carolina limited liability company, Wendcharles II, LLC, affiliated with the Company by certain common management and ownership interests, acquired six other existing Wendy's Old Fashioned Hamburger Restaurants in and proximate to North Charleston. The restaurants were all acquired from one unrelated seller for an aggregate purchase price of $5,760,000, less net adjustments to the Company of approximately $14,000. The Company's recorded goodwill in the amount of approximately $4,060.000. The purchase price was financed principally by a $3,500,000 loan from Bank of America, with the balance provided by capital contributions of the members. The acquisition closed and restaurant operations commenced on September 16, 2008.

The leases for the eleven leasehold estates, all in South Carolina, were assigned to the Company from different lessors. Four locations each are in Charleston and North Charleston and three are in Mt. Pleasant as follows: Charleston: 1721 Sam Rittenberg Blvd; 194 Cannon Street; 343 Folly Road; and 5275 International Blvd; North Charleston: 4113 Rivers Avenue; 5115 Dorchester Rd; 9145 University Blvd; and 4892 Ashley Phosphate Road; Mt Pleasant: 361 Highway 17 By-Pass; 935 Chuck Dawley Boulevard; and 596 Long Point Road. (See Note 4B).

On December 26, 2011 the Company sold its Sam Rittenberg Boulevard location to Wendcharles II, LLC, a related party.

In 2013 the Company closed its 5115 Dorchester Road store and sold its 4892 Ashley Phosphate Road store to Wendcharles II, LLC.

In 2014 the Company closed its 194 Cannon Street location.

The Company is to continue in perpetuity, except it is to be dissolved as a result of the sale of all business operations or the sale of all or substantially all of its assets, in each of such cases upon the receipt of the consideration therefor in cash or the reduction to cash of non-cash consideration, or upon the occurrence of certain events as set forth in the operating agreement. (See Note 5B).

The Company currently operates seven restaurants, all of which are leased. (See Note 4B)

Wendcharles I, LLC
Notes to the Financial Statements
December 25, 2016 and December 27, 2015

Note 1 - Summary of Significant Accounting Policies - (Continued)

(B) Income Tax Basis of Accounting:

The accompanying financial statements have been prepared on the same basis of accounting used for the Company's federal income tax return, another comprehensive basis of accounting, differing in certain respects from generally accepted accounting principles. Accordingly, the accompanying financial statements are not intended to present financial position and results of operations in accordance with generally accepted accounting principles.

(C) Inventories:

Inventories represent food and supplies and are stated at cost.

(D) Property, Equipment & Depreciation:

Property and equipment are stated at cost. Depreciation is provided by application of the straight-line method over useful lives as follows:

Land Improvements	15	Years
Leasehold Improvements	15 to 39	Years
Restaurant & Office Equipment	5	Years
Automobile	5	Years

If it had qualifying property placed in service during the year, the Company has taken additional depreciation deductions in accordance with the federal government's enactment of the Economic Stimulus Act of 2008, amended by the American Recovery and Reinvestment Act of 2009, The Small Business Jobs Act of 2010, and the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010.

(E) Goodwill:

Goodwill, representing the excess of the purchase price over the fair value of the assets acquired, is amortized over fifteen years.

(F) Technical Assistance Fees:

The technical assistance fees paid to Wendy's International are capitalized and amortized on a straight-line basis over fifteen years.

Wendcharles I, LLC
Notes to the Financial Statements
December 25, 2016 and December 27, 2015

Note 1 - Summary of Significant Accounting Policies - (Continued)

(G) Income Taxes:

The Company was organized as a limited liability company under the laws of South Carolina and is not subject to any federal income tax. Instead, each member is required to report on his federal and applicable state income tax return his distributive share of all items of income, gain, loss, deduction, credit and tax preference of the Company for any taxable year, whether or not any actual cash distribution has been or will be made to such member.

The Company's tax returns are subject to examination by the Federal and State taxing authorities. The tax laws, rules and regulations governing these returns are complex, technical and subject to varying interpretations. If an examination required the Company to make adjustments, the profit or loss is allocated to the members would be adjusted accordingly. Management believes the Company is no longer subject to tax examinations for the years prior to 2013.

Although income tax rules are used to determine the timing of the reporting revenues and expenses, non-taxable revenues and non-deductible expenses are included in the determination of net income in the accompanying financial statements.

(H) Fiscal Year:

The Company's annual accounting period is a fiscal year ending on the last Sunday of December.

(I) Cash:

The Company maintains its cash in various banks. The accounts at each bank are guaranteed by the Federal Deposit Insurance Corporation, to a maximum of $250,000. At any time during the year, the cash balance may exceed $250,000.

(J) Use of Estimates:

The preparation of financial statements in conformity with the income tax accrual basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

(K) Advertising:

The Company expenses all advertising costs when incurred.

Wendcharles I, LLC
Notes to the Financial Statements
December 25, 2016 and December 27, 2015

Note 1 - Summary of Significant Accounting Policies - (Continued)

(L) Sales Tax:

The Company collects sales tax and remits to the state of South Carolina. The liability is reflected in taxes payable on the balance sheet.

Note 2 - Property and Equipment

Property and equipment consist of the following:

	2016	2015
Land Improvements	$ 303,572	$ 220,466
Leasehold Improvements	1,187,513	977,820
Construction in Progress	46,445	-
Restaurant & Office Equipment	1,627,992	1,502,036
Automobile	13,514	13,514
Total	3,179,036	2,713,836
Less: Accumulated Depreciation	(2,387,938)	(2,152,879)
Property & Equipment, Net	$ 791,097	$ 560,957

Note 3 - Long Term Debt

In April 2012 the Company borrowed $180,000 from Wendcapital LLC, a related party. Repayment terms are $1,757 per month for 144 months at an interest rate of 6%. Additional interest may be charged if certain performance based sales are realized. (See Note 6C)

The future principal payments are as follows:

2017	$ 13,970
2018	14,832
2019	15,746
2020	16,718
2021	17,749
Thereafter	45,793
	$ 124,808

The Company borrowed $150,000 from M&T Bank in May of 2014 for equipment. Repayment terms are $4,414 per month for 36 months including interest at 3.25%.

Wendcharles I, LLC
Notes to the Financial Statements
December 25, 2016 and December 27, 2015

Note 3 - Long Term Debt - (Continued)

The future principal payments are as follows:

2017		21,851
	$	21,851

On October 1, 2016 the Company borrowed $300,000 from Wendcapital III, LLC a related party. Repayment terms are $3,331 per month including interest at 6% for ten years. Additional interest may be charged in certain performance based sale are realized. (See Note 6C)

The future principal payments are as follows:

2017	$	22,808
2018		24,215
2019		25,708
2020		27,294
2021		28,977
Thereafter		167,328
	$	296,330

Note 4 - Commitments and Contingencies

(A) Franchise Agreement Commitments:

The Company is the franchisee for the seven Wendy's restaurants it owns and operates. The franchise agreements obligate the Company to pay to Wendy's International a monthly royalty fee equal to 4% of the gross monthly sales of each restaurant, or $250, whichever is greater. The Company must also pay to Wendy's National Advertising Program 3.5% of the gross sales and spend not less than .5% of the gross sales of each restaurant for local and regional advertising.

(B) Minimum Operating Lease Commitments:

The lease for the restaurant located at 4113 Rivers Ave in North Charleston has a primary term that expires on March 31, 2025 and includes two five-year renewal options. The Current annual rent for the lease is $108,054 through March 31, 2017. At that time and on each April 1 thereafter, annual rent will be increased by the previous year's annual rent multiplied by 1%.

Wendcharles I, LLC
Notes to the Financial Statements
December 25, 2016 and December 27, 2015

Note 4 - Commitments and Contingencies - (Continued)

(B) Minimum Operating Lease Commitments: (Continued)

The lease for the restaurant located at 343 Folly Road in Charleston has a primary term that expires on November 6, 2021 and includes two five-year renewal options. The annual rent is $70,200 for all terms of the lease. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $589,488.

The lease for the restaurant located at 361 Hwy 17 Bypass in Mt. Pleasant has a primary term that expires on November 6, 2021 and includes two five-year renewal options. The annual rent is $55,333 for all terms of the lease. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $750,000. In 2013 part of the land was condemned and the Company received $181,061 in proceeds. The lease was amended to reflect this change. The Company recognized a gain of $90,508.

The lease for the restaurant located at 935 Chuck Dawley Blvd in Mt. Pleasant had a primary term that expired on September 9, 1996. The current term expires on September 9, 2026. The annual rent is $105,745 for the remainder of the current term. At that time and on each September 1 thereafter, annual rent will be increased by the previous year's annual rent multiplied by 3%. In addition the Company is required to pay percentage rent equal to 6% of gross sales in excess of base rent.

The lease for the restaurant located at 9145 University Blvd in North Charleston has a primary term that expires on March 31,2025 and includes two five-year renewal options. The current annual rent for the lease is $110,831 through March 31, 2017. At that time and on each April 1 thereafter, annual rent will be increased by the previous years' annual rent multiplied by 1%.

The lease for the restaurant located at 596 Long Point Road in Mt. Pleasant has a primary term that expires on March 31, 2025 and includes two five-year renewal options. The current annual rent for the lease is $101,280 through March 31, 2017. At that time and on each April 1 thereafter, annual rent will be increased by the previous year's annual rent multiplied by 1%.

The lease for the restaurant located at 5275 International Blvd in North Charleston has a primary term that expires on April 30, 2027 and includes four five-year renewal options. The current annual rent for the lease is $129,150 through June 30, 2018. At that time and on each five year anniversary thereafter, annual rent will be increased by the previous year's annual rent multiplied by 5%.

The Company is required to pay all realty taxes, insurance, routine maintenance and common charges for the above leases.

Wendcharles I, LLC
Notes to the Financial Statements
December 25, 2016 and December 27, 2015

Note 4 - Commitments and Contingencies - (Continued)

(B) Minimum Operating Lease Commitments: (Continued)

Rent expense was $817,079 in 2016 and $798,037 in 2015 including percentage rent of $143,095 in 2016 and $130,123 in 2015.

Future annual minimum rentals are as follows:

2017	$	682,995
2018		689,449
2019		695,936
2020		699,226
2021		688,886
Thereafter		2,570,695
	$	6,027,187

(C) Financial and Operational Advisory Services Agreement:

The Company entered into a financial and operational advisory services agreement with its two managing members. The agreement provides for these individuals to consult and advise the Company on applicable financial and/or operational matters and if required by the Company's debt, lease or franchise agreements, to which they are signatories, to remain ready, willing and able to maintain such status for the benefit of the Company, except where such guarantees are not needed; and remain able to provide such additional personal guarantees as, within their sole discretion, may reasonably be necessary to maintain the business of the Company. The initial term was for three years and is automatically renewable annually thereafter, as long as the Company remains in business. The agreement also provides for the reimbursement of reasonable expenses incurred by the individuals in fulfilling their duties. (See Note 6A).

Note 5 - Capitalization and Operating Agreement

(A) Capitalization

The Company's initial capitalization consisted of 800 units, of which 42 and 32 were sold to two managing members at $100 per unit, or $7,400 in the aggregate, and 80 units were sold to the third managing member at $125 per unit, or $10,000 in the aggregate. Of the remaining 646 unites, 67 were sold at $100 per unit, or $6,700 in the aggregate, and 579 units were sold at per unit contributions of $4,700 totaling $2,721,300. All contributions totaled $2,745,400. (See Note 5B).

In 2014 the Company issued 700 new units for an aggregate capital contribution of $1,400,000.

Wendcharles I, LLC
Notes to the Financial Statements
December 25, 2016 and December 27, 2015

Note 5 - Capitalization and Operating Agreement - (Continued)

(B) Operating Agreement:

All purchasers of membership interests are parties to the Company's operating agreement which provides for the capitalization and operation of the Company, distributions to members and transfers of interests. Members' consents representing 75% of all membership interests are required for the following actions: Change in the operating agreement; voluntary dissolution; sale or exchange of substantially all assets; merger or consolidation; incurrence of debt or refinancing other that in the ordinary course of business or in connection with entering new or unrelated businesses; and removal of a manger, for cause. Members are not required to make up negative capital accounts. Distributions either from cash flow generated by operations or capital transactions (as defined) other than capital contributions are made at the sole discretion of the managers, acting unanimously. Managers are elected by the members. Outside liens against membership interests are prohibited. For permitted transfers of membership interests, book value is equal to assets less liabilities using the income tax method/accrual basis of accounting.

Members wishing to sell their interests shall submit their request in writing, together with appropriate documentation setting forth the terms of such sale, to the managing members, who within thirty days and at their sole discretion, shall approve or disapprove of such sale. If not approved, the managing members within fourteen additional days may elect to have the Company purchase the offered units at the stated terms. Such action by the managing members is to be by simple majority. If the managing members determine that the offered interests are not to be redeemed by the Company, then the interests shall be offered to the remaining members of the Company, pro-rata at the same offered terms, who will have 14 additional days to purchase the offered shares. If the interests are not purchased by the members, then they may be sold to the third-party purchaser at the offered terms, but the purchaser must become bound by the terms of the operating agreement. Membership interests may also be transferred to family members or trusts or by reason of death or incompetence.

In the event of a termination of a member's interest by death, retirement, resignation, expulsion, bankruptcy, incompetence, or in the case of a member that is not a natural person - dissolution, the Company must be dissolved unless it is continued by the consent of all the remaining members. Non-consenting members are deemed to offer and authorized representatives or trustees of deceased or bankrupt members may offer the applicable membership interest, first to the Company, and then to the consenting (continuing) members. In such case, the offered interests must be purchased by either the Company or one or more of the consenting members. Such purchases, unless made by the Company, are to be made pro-rata to the existing interests of purchasing members, unless they agree otherwise or there is only one purchasing member.

Wendcharles I, LLC
Notes to the Financial Statements
December 25, 2016 and December 27, 2015

Note 5 - Capitalization and Operating Agreement - (Continued)

(B) Operating Agreement:

In any event, all offered interest of non-consenting members or by the estate, trustee, etc. of deceased or bankrupt members, etc. must be purchased by the Company or one or more consenting members or the Company must be dissolved and liquidated.

Note 6- Related Party Transactions

(A) Financial and Operational Advisory Services:

The Company paid two of its three managing members and a third individual a total of $43,200 in 2016 and $43,200 in 2015 pursuant to a financial and operational advisory services agreement. (See Note 4C).

(B) Redemption of Membership Interest:

In October 2009 the Company redeemed one member's .125% membership interest for $2,000.

In April 2015 the Company redeemed the former president's share for $105,000 which represented a 5.93% interest in the Company.

In April 2015 the Company redeemed one members .145% membership interest for $4,000.

In May 2015 the Company issued a 5.53% membership interest for $5,000 to its new manager.

(C) Note Payable:

The Company borrowed from Wencapital, LLC and Wendcapital III, LLC. All Companies have common owners; however they are not under common control.

Note 7 - Pension Plan

The Company maintains a qualified cash or deferred compensation plan under section 401(k) of the Internal Revenue Code for all full-time employees meeting certain service requirements. Under the plan, employees may elect to defer up to (15%) of their salary, subject to Internal Revenue Service limits. A discretionary matching contribution may be made by the Company and added to each participant's account. Company contributions for the plan amounted to $512 for 2016 and $0 for 2015.

Wendcharles I, LLC
Notes to the Financial Statements
December 25, 2016 and December 27, 2015

Note 8 - Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued, as reflected on the independent accountant's review report.